SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 9, 2014

1. DATE AND TIME:  On April 9, 2014, at 10:00 a.m. 2.  PLACE:  The company’s principal place of business located at Rua Eteno, 1561, Complexo Petroquímico de Camaçari, CEP: 42.810-000, Municipality of Camaçari, State of Bahia. 3.  CALL NOTICE:  The Call Notice was published pursuant to article 124 of Law No. 6,404/76 (“Corporation Law”), in the "Official Gazette of the State of Bahia" in the March 25, 26 and 27, 2014 editions and in the newspaper “A Tarde” in the March 25, 26 and 27, 2014 editions, and also in accordance with the Call Notice published in the “Official Gazette of the State of Bahia” in the February 22/23, 25 and 26, 2014 editions, and in the newspaper “A Tarde” in the February 22, 25 and 26, 2014 editions. 4.  PUBLICATIONS:  Publication of the notices referred to in the main paragraph of article 133 of the Corporation Law was waived in view of the publication, within the legal period, of the documents mentioned therein, namely: Management Report and Financial Statements for the financial year ended on December 31, 2013, enclosing Explanatory Notes by the Management and the Opinion from PricewaterhouseCoopers Auditores Independentes in the newspaper "A Tarde" and in the “Official Gazette of the State of Bahia,” in the respective editions of February 20, 2014. 5.  ATTENDANCE:  Shareholders representing more than 97.14% of the Company’s voting capital, as shown by the signatures below and the signatures affixed to the "Shareholders’ Attendance Book." The following were also present: (i) for purposes of the provisions of the Corporation Law, in its article 134, paragraph 1, Mr. Gustavo Sampaio Valverde, representative of the Company’s management, and Mr. Fábio Cajazeira Mendes, enrolled in CRC under No. 1SP196825/O-0 “S” BA, representative of PricewaterhouseCoopers Auditores Independentes; and (ii) in compliance with the provisions of article 164 of the Corporation Law, Mr. Ismael Campos de Abreu, member of the Fiscal Board of the Company. The presence of shareholders owning 57.35% of the preferred shares was also recorded, as per the signatures placed on the “Shareholders’ Attendance Book”. 6.  PRESIDING BOARD: Chairman: Henrique Vargas Beloch and Secretary: Marcella Menezes Fagundes, chosen as provided for in article 16, paragraph 3, of the Bylaws. 7.  FISCAL BOARD OPINION: The Company’s Fiscal Board, in an Opinion issued on February 11, 2014, expressed itself favorably to the approval by the Annual General Meeting, of the Financial Statements, Explanatory Notes and respective Opinion of the Independent Auditors, all related to the fiscal year ended on December 31, 2013. 8.  AGENDA: 01) Review, discussion and voting of the Management Report and respective Management  Accounts and Financial Statements containing Explanatory Notes, referring to the fiscal year ended on December 31, 2013, enclosing the opinions by the independent auditors and the Fiscal Board; 02) Review, discussion and voting of the Management Proposal for allocation of the net profits for the fiscal year ended on December 31, 2013, including the distribution of dividends and approval of the capital budget; 03) Election of the members of the Board of Directors and Fiscal Board; 04)

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 9, 2014

Establishment of the aggregate annual compensation of the managers and members of the Fiscal Board; and 05) Election of the Chairman and Vice Chairman of the Company’s Board of Directors. 9.  DELIBERATIONS:  Through a proposal made by the Chairman, the drawing-up of the minutes of this Annual General Meeting in summary form, as well as its publication without the signatures of the shareholders in attendance, were unanimously resolved by the attendees pursuant to article 130 of the Corporation Law. The matters established in the Agenda were put to discussion and voting and the following deliberations were taken: 9.1.)  FINANCIAL STATEMENTS AND MANAGEMENT REPORT – the Management Report, the Management Accounts, the Financial Statements and the respective Explanatory Notes related to the financial year ended on December 31, 2013, containing the proposal for distribution of dividends and withholding of profits, as per the justifications included in the Capital Budget, as well as the relevant opinions issued by independent auditors PricewaterhouseCoopers Auditores Independentes and by the Fiscal Board, were unanimously approved, without any reservations or qualifications and with the abstention of those impeded by law, which documents were approved and, after initialed by the members of the presiding board, will be filed at the Company’s headquarters; 9.2) ALLOCATION OF RESULTS FOR THE 2013 FISCAL YEAR  – the allocation of the net profits for the fiscal year ended on December 31, 2013 was approved  in the total amount of five hundred and nine million, six hundred and ninety-seven thousand, four hundred and seventy-five Reais and five centavos (R$ 509,697,475.05), added by the realization of the additional indexation of the fixed assets and the cost attributed to a controlled company, jointly, totaling the amount of five hundred and thirty-seven million, nine hundred thousand, five hundred and seventeen Reais and forty-one centavos (R$ 537,900,517.41), as follows: a) twenty-six million, eight hundred and ninety-five thousand, twenty-five Reais and eighty-seven centavos (R$ 26,895,025.87) to the Legal Reserve; b)  four hundred and eighty-two million, five hundred and ninety-three thousand, three hundred and twenty-four Reais and eighty-three centavos (R$ 482,593,324.83) for the payment of dividends, which corresponds to 94.68% of the net profits for the year, and 89.72% of the net profits adjusted as established above, distributed as follows: (i) the gross value of six centavos and a fraction (R$ 0.606188802) per classes “A” and “B” preferred or common shares, and (ii) one Real, twenty-one centavos and a fraction (R$ 1.212377604) per “American Depositary Receipt”  (ADR), and c)  twenty-eight million, four hundred and twelve thousand, one hundred and sixty-six Reais and seventy-one centavos (R$ 28,412,166.71) withheld, according to the justifications contained in the Capital Budget, prepared under the terms of article 196 of Law No. 6,404/76, approved in item 9.1 above;  9.3)  ELECTION OF THE BOARD OF DIRECTORS’ MEMBERS – having registered  the absence of a request for multiple vote on the part of the shareholders, as well as the fact that the request for adoption of the

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 9, 2014

procedure set forth in article 141, paragraphs 4 and 5 of the Corporation Law failed to meet the criteria set forth by the Corporation Law, the following full and alternate members of the Company’s Board of Directors were reelected and elected, as the case may be, by unanimous vote, for a term of office of two (2) years, beginning on the date hereof and ending at the Annual General Meeting which will analyze the management accounts related to the fiscal year ending on December 31, 2015: as full members, Messrs. MARCELO BAHIA ODEBRECHT, Brazilian, married, civil engineer, enrolled in the Individual Taxpayers’ Register of the Ministry of Finance (CPF/MF) under No. 487.956.235-15, bearer of Identity Card RG No. 2.598.834 SSP/BA, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 15º andar, Butantã, São Paulo/SP, CEP. 05501-050; ALFREDO LISBOA RIBEIRO TELLECHEA, Brazilian, married, civil engineer, bearer of Identity Card RG No. 2.015.637.065 SSP/RS, enrolled in the CPF/MF under No. 296.191.810-34, resident and domiciled in Porto Alegre/RS, with business address at Av.  Soledade, nº 550/201, Petrópolis, Porto Alegre/RS, CEP. 90470-340; ALVARO FERNANDES DA CUNHA FILHO, Brazilian, married, civil engineer, bearer of Identity Card RG No. 685954 SSP/BA and enrolled in the CPF/MF under No. 030.495.905-72, resident and domiciled in São Paulo/SP, with business address at Rua Samuel Morse, 134, 7° Andar – Conj. 73, Bairro Cidade Monções, CEP. 04576-060 - São Paulo, SP; DANIEL BEZERRA VILLAR, Brazilian, married, civil engineer, bearer of Identity Card RG No. 093701548 IFP/RJ, enrolled in the CPF/MF under No. 024.449.667-67, resident and domiciled in Rio de Janeiro/RJ, with business address at Avenida João Cabral de Melo Neto, nº 400, 13°andar, Barra da Tijuca, City of Rio de Janeiro, State of Rio de Janeiro, CEP. 22.775-057; MARCELA APARECIDA DREHMER ANDRADE,  Brazilian, married, business manager, bearer of Identity Card RG No. 03797428-96 SSP/BA, enrolled in the CPF/MF under No. 515.029.505-10, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 15º andar, Butantã, São Paulo/SP, CEP. 05501-050; NEWTON SERGIO DE SOUZA, Brazilian, married, lawyer, bearer of Identity Card RG No. 03.604.882-5 IFP/RJ and enrolled in the CPF/MF under No. 261.214.417-04, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 15º andar, Butantã, São Paulo/SP, CEP. 05501-050; ROBERTO ZURLI MACHADO, Brazilian, married, engineer, bearer of Identity Card RG No. 03172460-2, issued by IFP/RJ, and enrolled in the CPF/MF under No. 600.716.997-91, resident and domiciled in Rio de Janeiro/RJ, with business address at República do Chile, nº 100, 21º andar, sala 2109, Centro, Rio de Janeiro/RJ, CEP. 20.031-917; JOSÉ CARLOS COSENZA, Brazilian, married, chemical engineer, enrolled in the CPF/MF under No. 222.066.200-49, bearer of Identity Card RG No. 13.585.537-5 SSP/PR, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, nº 65,

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 9, 2014

23º andar, Centro, Rio de Janeiro/RJ, CEP. 20031-912; ALMIR GUILHERME BARBASSA Brazilian, married, economist, bearer of Identity Card RG No. 3464739 – IFP/RJ and enrolled in the CPF/MF under No. 012.113.586-15, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, nº 65, 23º andar, Centro, Rio de Janeiro/RJ, CEP. 20031-912; JOSÉ ALCIDES SANTORO MARTINS, Brazilian, legally separated, civil engineer, bearer of Identity Card RG No. 5235133 SSP/SP, enrolled in the CPF/MF under No. 892.522.258-20, resident and domiciled in the City of Rio de Janeiro/RJ, with business address at Av. República do Chile, nº 65, 23º andar, Centro, Rio de Janeiro/RJ, CEP. 20031-912; and PATRICK HORBACH FAIRON, Brazilian, in a stable union, electronic engineer, enrolled in the CPF/MF under No. 293.710.580-72, bearer of Identity Card RG No. 6004968563 SJS/RS, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. Henrique Valadares, nº 285, 13º andar, Centro, Rio de Janeiro/RJ, CEP. 20231-030, and as respective alternates: CLÁUDIO MELO FILHO, Brazilian, married, business manager, bearer of Identity Card No. 1867619-SSP-BA  and in the CPF/MF under No. 358.882.885-00, resident and domiciled in Brasília/DF, with business address at SAS, Quadra 05, Bloco N, Edf. OAB, 9º andar, Brasília/DF, CEP. 70.438-900; LUIZ DE MENDONÇA, Brazilian, married, production engineer, bearer of Identity Card RG No. 10.445.472-6 SSP/SP, enrolled in the CPF/MF under No. 063.523.448-36, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 13º andar, Butantã, São Paulo/SP, CEP. 05501-050; PAULO OLIVEIRA LACERDA DE MELO, Brazilian, married, civil engineer, bearer of Identity Card No. 762.473-SSP-PE, enrolled in the CPF/MF under No. 069.488.394-87, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, 120, 15º andar, Butantã, São Paulo, SP, CEP. 05501-050; JAIRO ELIAS FLOR, Brazilian, married, business manager, bearer of Identity Card RG No. 1.924.225-0 SSP/PR, enrolled in the CPF/MF under No. 407.391.209-72, resident and domiciled in São Paulo-SP, with business address at Rua Lemos Monteiro, 120, 16º andar; Butantã, São Paulo/SP, CEP. 05501-050; MAURO MOTTA FIGUEIRA, Brazilian, married, production engineer, bearer of Identity Card RG No. 11.335.092-2 SSP/SP, enrolled in the CPF/MF under No. 115.134.858-90, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, n° 120, 16º andar, Butantã, São Paulo/SP, CEP. 05501-050; MAURICIO ROBERTO DE CARVALHO FERRO, Brazilian, single, attorney, enrolled in the Brazilian Bar Association, Rio de Janeiro Chapter (OAB/RJ) under No. 71229, and in the CPF/MF under No. 371.505.961-34, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, 120, 15º andar, Butantã, São Paulo, SP, CEP. 05501-050; JOSÉ DE FREITAS MASCARENHAS, Brazilian, married, civil engineer, bearer of Identity Card RG No. 00356.697 80 SSP/BA and enrolled in the CPF/MF under No. 000.630.535-00,

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 9, 2014

resident and domiciled in Salvador/BA, with business address at Av. Luis Viana Filho, nº 2841, Paralela, Salvador/BA, CEP. 41.730-900; ANTONIO APARECIDA DE OLIVEIRA, Brazilian, married, mechanical engineer, bearer of Identity Card RG No. MG-1.179.862 PCMG and enrolled in the CPF/MF under No. 370.844.456-68, resident and domiciled in Rio de Janeiro/RJ, with business address at Avenida Henrique Valadares, 28, Torre A, 6º andar, Centro, Rio de Janeiro/RJ, CEP. 20231-030   GUSTAVO TARDIN BARBOSA, Brazilian, married, civil engineer, enrolled in the CPF/MF under No. 720.925.307-63, bearer of Identity Card RG No. 045282969 – IFP/RJ, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, nº 65, 13º andar, sala 1302, Centro, Rio de Janeiro/RJ, CEP. 20.031-912  ARÃO DIAS TISSER, Brazilian, single, civil engineer, bearer of Identity Card No. M-6.282.853 SSP/MG, enrolled in the CPF/MF under No. 879.023.036-15, resident and domiciled in Rio de Janeiro/RJ, with business address at Avenida Henrique Valadares, 28, Torre A, 6º andar, Centro, Rio de Janeiro/RJ, CEP.20231-030, and ANDREA DAMIANI MAIA DE ANDRADE, Brazilian, married, attorney, enrolled in the OAB/RJ under No. 113985 and in the CPF/MF under No. 245.431.308-12, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, nº 65, sala 701, Centro, Rio de Janeiro/RJ, CEP. 20.031-912. The Board Members hereby reelected and/or elected were invested in office on the date hereof  and represent, for all legal purposes, under penalty of law, for the effects of the provisions in article 37, item II, of Law No. 8,934 of November 18, 1994, with the wording given by article 4 of Law No. 10,194 of February 14, 2001, that they were prevented from performing trading activities or the management of a mercantile company, by virtue of a criminal sentence, having also presented, in accordance with the provisions in CVM Rulings Nos. 358, of January 3, 2002 and 367, of May 29, 2002, written representations, according to the terms of such Rulings, which were filed at the Company’s headquarters. Pursuant to the provisions in article 19 of the Company’s Bylaws, the attending shareholders unanimously approved  the designation of Messrs. MARCELO BAHIA ODEBRECHT and JOSÉ CARLOS COSENZA to the positions of Chairman and Vice Chairman, respectively. As a result of the reelections and elections resolved on above, the Company’s Board of Directors shall henceforth have the following composition: FULL MEMBERS:  MARCELO BAHIA ODEBRECHT;  ALFREDO LISBOA RIBEIRO TELLECHEA; ALVARO FERNANDES DA CUNHA FILHO; DANIEL BEZERRA VILLAR; MARCELA APARECIDA DREHMER ANDRADE;  NEWTON SERGIO DE SOUZA; ROBERTO ZURLI MACHADO; JOSÉ CARLOS COSENZA; ALMIR GUILHERME BARBASSA; JOSÉ  ALCIDES SANTORO MARTINS; and PATRICK HORBACH FAIRON. RESPECTIVE ALTERNATES: CLÁUDIO MELO FILHO; LUIZ DE MENDONÇA; PAULO OLIVEIRA LACERDA DE MELO; JAIRO ELIAS FLOR; MAURO MOTTA FIGUEIRA; MAURICIO ROBERTO DE CARVALHO FERRO; JOSÉ DE

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 9, 2014

FREITAS MASCARENHAS; ANTONIO APARECIDA DE OLIVEIRA; GUSTAVO TARDIN BARBOSA; ARÃO DIAS TISSER; and ANDREA DAMIANI MAIA DE ANDRADE. 9.4)  ELECTION OF THE FISCAL BOARD’S MEMBERS –  pursuant to the provisions in article 40 of the Company’s Bylaws and paragraph 4 of article 161 of the Corporation Law, the following full and alternate members of the Company’s Fiscal Board were elected and reelected, as the case may be, for a term of office of one (1) year, beginning on the date hereof and ending at the Annual General Meeting that will examine the management accounts related to the fiscal year ending on December 31, 2014: (a) in a separate majority vote by the holders of preferred shares, by the shareholders of Fundo De Investimento Multimercado Crédito Privado LS Investimento no Exterior, SPX Nimitz Master Fundo de Investimento Multimercado, SPX Raptor Master Fundo de Investimento no Exterior Multimercado Crédito Privado, SPX Patriot Master Fundo de Investimento de Ações, SPX Falcon Master Fundo de Investimento de Ações e SPX Apache Master Fundo de Investimento de Ações, Credit Suisse Próprio Fundo de Investimento Multimercado e Península Hedge Master Fundo de Investimento Multimercado, AMUNDI FUNDS, FDA 21, GRD21, CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM, STATE OF OREGON, ADVISORS INNER CIRCLE FUND - ACADIAN EMERGING MARKETS PORTFOLIO, AGF INVESTMENTS INC, BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A., CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND, STICHTING PHILIPS PENSIOENFONDS, TEACHER RETIREMENT SYSTEM OF TEXAS, THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM, THE MONETARY AUTHORITY OF SINGAPORE, THE WASHINGTON UNIVERSITY, UNITED TECHNOLOGIES CORPORATION MASTER RETIREMENT TRUST, ACADIAN EMERGING MARKETS EQUITY FUND, BELL ATLANTIC MASTER TRUST, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, COMMONWEALTH OF PENNSYLVANIA STATE EMPLOYEES´ RETIREMENT SYSTEM, FIDELITY GLOBAL FUND, THE FIRST CHURCH OF CHRIST, SCIENTIST, IN BOSTON MASSACHUSETTS, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, GMAM GROUP PENSION TRUST II, EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII, DTE VEBA MASTER TRUST, LEGG MASON GLOBAL FUNDS, P.L.C., TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, NAV CANADA PENSION PLAN, UTAH STATE RETIREMENT SYSTEMS, CITY OF NEW YORK GROUP TRUST, SCOTIA LATIN AMERICAN FUND, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP 7 EQUITY FUND, ISHARES PUBLIC LIMITED COMPANY, DTE ENERGY COMPANY AFFILIATES EMPLOYEE BENEFIT PLANS MASTER TRUST, FIDELITY INTERNATIONAL DISCIPLINED EQUITY FUND, THE HONEYWELL INTERNATIONAL INC. MASTER RETIREMENT TRUST, DGAM EMERGING MARKETS EQUITY FUND LP

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 9, 2014

THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI, EMERGING NO HEDGE MOTHER, ISHARES MSCI BRAZIL CAPPED ETF, ISHARES II PUBLIC LIMITED COMPANY, EMERGING MARKETS INDEX NON-LENDABLE FUND, HSBC BRIC EQUITY FUND, FIDELITY FUNDS - LATIN AMERICA FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VIRGINIA RETIREMENT SYSTEM, EDUCATIONAL EMPLOYEES SUPPLEMENTARY RETIREMENT  SYSTEM OF FAIRFAX COUNTY, VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD, INTERNATIONAL EQUITY INDEX FUNDS, POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO, NORTHERN TRUST INVESTMENT FUNDS PLC, ISHARES MSCI BRIC INDEX FUND, THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST, COLLEGE RETIREMENT EQUITIES FUND, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD, INTERNATIONAL EQUITY INDEX FUNDS, JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE, MOTHER FUND, BEST INVESTMENT CORPORATION, ISHARES III PUBLIC LIMITED COMPANY, MINISTRY OF STRATEGY AND FINANCE, PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS, PYRAMIS SELECT EMERGING MARKETS EQUITY TRUST, SCHWAB EMERGING MARKETS EQUITY ETF, ISHARES MSCI EMERGING MARKETS INDEX FUND, UPS GROUP TRUST, EMERGING MARKETS INDEX NON-LENDABLE FUND B, FIRST TRUST EMERGING MARKETS ALPHADEX FUND, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND, GLOBAL X BRAZIL MID CAP ETF, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS EQUITY INDEX PLUS FUND, GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC, FIRST TRUST BRAZIL ALPHADEX FUND, FIRST TRUST LATIN AMERICA ALPHADEX FUND, LAZARD ASSET MANAGEMENT LLC, ING EMERGING MARKETS INDEX PORTFOLIO, VANGUARD FUNDS PUBLIC LIMITED COMPANY, GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST, COMMONWEALTH SUPERANNUATION CORPORATION, LVIP BLACKROCK EMERGING MARKETS INDEX RPM FUND, FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS EMERGING MARKETS FUND, ACADIAN TAX AWARE EMERGING MARKETS EQUITY FUND,LLC, THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PLAN, THE GENERAL MOTORS CANADIAN RETIREMENT PROGRAM FOR SALARIED EMPLOYEES, ADVANCED SERIES TRUST - AST QMA EMERGING MARKETS EQUITY PORTFOLIO, FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF, EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B, THE MASTER TRUST BANK OF JAPAN, LTD. AS

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 9, 2014

TRUSTEE FOR MTBJ400045833, RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY, CONNECTICUT GENERAL LIFE INSURANCE COMPANY, FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: FIDELITY EMERGING MARKETS, EQUITY CENTRAL FUND, FIDELITY INSTITUTIONAL FUNDS ICVC - SELECT EMERGING MARKETS EQUITIES FUND, NORGES BANK, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, VANGUARD INVESTMENT SERIES, PLC, CREDIT SUISSE PRÓPRIO FUNDO DE INVESTIMENTO MULTIMERCADO: Mr. MANOEL MOTA FONSECA, Brazilian, married, attorney, bearer of Identity Card RG No. 15571288 80 SSP/BA, enrolled in the CPF/MF under No. 019638218 15, resident and domiciled in Salvador/BA, with business address at Rua Dr. José Peroba, nº 123, 1º andar, Stiep, Salvador/BA, CEP. 41770-235, as full member,  and Mrs. ANA PATRÍCIA SOARES NOGUEIRA,  Brazilian, married, attorney, enrolled in the OAB/RJ under No. 11459 and in the CPF/MF under No. 535.222.575-53, resident and domiciled at Rua Dr. Hosannah de Oliveira, nº 112, apto. 1404, Alto do Itaigara, Salvador/BA, CEP. 41.815.215, as respective alternate member; and (b) by unanimous vote, by shareholders Odebrecht Serviços e Participações S/A, Odebrecht S/A and Petróleo Brasileiro S.A - Petrobras, shareholders representing 97.143% of the voting capital, as full members Messrs. ISMAEL CAMPOS DE ABREU, Brazilian, married, accountant, bearer of Identity Card RG No. 00716820 90 SSP/BA, enrolled in the CPF/MF under No. 075434415-00, resident and domiciled in Salvador/BA, with business address at Al. Das Catabas, nº 180, Caminho das Árvores, Salvador/BA, CEP. 41.820-440; ALUIZIO DA ROCHA COELHO NETO,  Brazilian, married, accountant, bearer of Identity Card RG No. 923.502-ES SSP/ES and enrolled in the CPF/MF under No. 031.525.087-94, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 10º andar, Butantã, São Paulo/SP, CEP. 05501-050; LUIZ GONZAGA DO MONTE TEIXEIRA, Brazilian, married, accountant, bearer of Identity Card No. 028746063 DIC/RJ, enrolled in the CPF/MF under No. 263.201.427-15, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Av. República do Chile, nº 65, 4º andar, Sala 401, Centro, Rio de Janeiro/RJ, CEP. 20031-912; and MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI, Brazilian, divorced, chemical engineer, bearer of Identity Card RG No. 020427932-7 Brazilian Army – Ministry of Defense, enrolled in the CPF/MF under No. 544.152.507-00, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, nº 65, 12º andar, sala 1201, Centro, Rio de Janeiro/RJ, CEP. 20031-912, and, as respective alternate members, AFONSO CELSO FLORENTINO DE OLIVEIRA, Brazilian, married, accountant, bearer of Identity Card RG No. MG-5.752.270 SSP/MG, enrolled in the CPF/MF under No. 874220506-91, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 10º andar, Butantã, São Paulo/SP, CEP. 05501-050; TATIANA MACEDO COSTA REGO

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 9, 2014

TOURINHO, Brazilian, married, business manager, bearer of Identity Card RG No. 823710327 SSP BA and enrolled in the CPF/MF under No. 951.929.135-00, resident and domiciled in São Paulo/SP, with business address at  Rua Lemos Monteiro, n° 120, 10º andar, Butantã, São Paulo/SP, CEP. 05501-050; MIQUEIAS BEZERRA SIMÕES, Brazilian, married, accountant, bearer of Identity Card RG No. 9.434.770, SDS-PE, enrolled in the CPF/MF under No. 000.784.964-89, resident and domiciled in the City of Recife, State of Pernambuco, with business address at Refinaria Petrobras UO-RNEST, Rodovia PE 60, KM 10, S/Nº, Prédio Administrativo, Municipality of Ipojuca, State of Pernambuco, CEP. 55.590-000; and CARLOS ALBERTO SIQUEIRA GOMES, Brazilian, married, accountant, bearer of Identity Card RG No. 061618179 issued by IFP/RJ, enrolled in the CPF/MF under No. 771.775.767-20, resident and domiciled in Niterói/RJ, with business address at Rua Lélio Gama, nº 105, 16º andar, sala 1601, Centro, Rio de Janeiro/RJ, CEP. 20031-080. The members of the Fiscal Board hereby elected or reelected were invested in office on the date hereof  and provided written representations for all legal purposes and effects of article 37, item II, of Law No. 8,934 of November 18, 1994, with the wording given by article 4 of Law No. 10,194 of February 14, 2001, that they were prevented from performing trading activities or the management of a mercantile company, by virtue of a criminal sentence, having also presented, in accordance with the provisions in CVM Ruling No. 358, of January 3, 2002 written representations, according to the terms of such Ruling, which were filed at the Company’s headquarters. As a result of the reelections and elections resolved on above, the Fiscal Board shall henceforth have the following composition: FULL MEMBERS:  ISMAEL CAMPOS DE ABREU; ALUIZIO DA ROCHA COELHO NETO; LUIZ GONZAGA DO MONTE TEIXEIRA; MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI e MANOEL MOTA FONSECA. RESPECTIVE ALTERNATES: AFONSO CELSO FLORENTINO DE OLIVEIRA; TATIANA MACEDO COSTA REGO TOURINHO; MIQUEIAS BEZERRA SIMÕES; CARLOS ALBERTO SIQUEIRA GOMES; and ANA PATRÍCIA SOARES NOGUEIRA 9.5)  AGGREGATE ANNUAL COMPENSATION OF THE MANAGERS – the shareholders unanimously determined, until further deliberation, for the members of the Board of Directors and the Executive Office the maximum aggregate annual cap of thirty-seven million, two hundred and seventy-four thousand Reais (R$ 37,274,000.00), which amount encompasses the benefits and representation sums set out in the main section of article 152 of the Corporation Law, and which will be individually established by the Board of Directors according to the provisions of articles 25 and 26 (viii) of the Company’s Bylaws. 9.6)  COMPENSATION OF THE FISCAL BOARD – the shareholders unanimously established  that each acting member of the Fiscal Board will receive a monthly compensation equal to nine thousand, one hundred and forty-eight Reais and ten centavos (R$ 9,148.10), or the minimum cap set forth in article 162, paragraph 3, of the

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 9, 2014

Corporation Law, whichever is higher. 10. NOTICE TO THE SHAREHOLDERS – Pursuant to the provisions in article 289, paragraph 3, the Company’s management informs its shareholders that as of this date any publications prescribed by law will be made in the Official Gazette of the State of Bahia and in newspaper “O Correio da Bahia”. 11.  ADJOURNMENT: As there were no further subjects to be discussed, the Annual General Meeting was ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by the Shareholders, who reached the quorum required for the validity of the deliberations that are the subject matter of this General Meeting, and by decision of the Shareholders, the extraction of the certificates needed by the Secretary of the Meeting was authorized. Camaçari/BA, April 9, 2014. [Sgd.: PRESIDING BOARD: Henrique Vargas Beloch – Chairman; Marcella Menezes Fagundes – Secretary; SHAREHOLDERS: Odebrecht Serviços e Participações S/A (by Henrique Vargas Beloch); Odebrecht S/A (by Henrique Vargas Beloch); Petróleo Brasileiro S/A – Petrobras (by Roberto Keller Thompson Mello); Fundo De Investimento Multimercado Crédito Privado LS Investimento no Exterior, SPX Nimitz Master Fundo de Investimento Multimercado, SPX Raptor Master Fundo de Investimento no Exterior Multimercado Crédito Privado, SPX Patriot Master Fundo de Investimento de Ações, SPX Falcon Master Fundo de Investimento de Ações and SPX Apache Master Fundo de Investimento de Ações e Península Hedge Master Fundo de Investimento Multimercado (by José Eduardo Maretti); Geração Futuro L Par Fundo de Investimento em Ações (by Charles R. Lebarbenchon); AMUNDI FUNDS; FDA 21;GRD21;CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM;STATE OF OREGON; ADVISORS INNER CIRCLE FUND - ACADIAN EMERGING MARKETS PORTFOLIO; AGF INVESTMENTS INC;BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; IBM 401(K) PLUS PLAN;SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL; STICHTING PHILIPS PENSIOENFONDS; TEACHER RETIREMENT SYSTEM OF TEXAS;THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM; THE MONETARY AUTHORITY OF SINGAPORE; THE WASHINGTON UNIVERSITY; UNITED TECHNOLOGIES CORPORATION MASTER RETIREMENT TRUST; ACADIAN EMERGING MARKETS EQUITY FUND; BELL ATLANTIC MASTER TRUST; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; COMMONWEALTH OF PENNSYLVANIA STATE EMPLOYEES´ RETIREMENT SYSTEM; FIDELITY GLOBAL FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE FIRST CHURCH OF CHRIST, SCIENTIST, IN BOSTON MASSACHUSETTS; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; GMAM GROUP PENSION TRUST II;

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 9, 2014

EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII; DTE VEBA MASTER TRUST;LEGG MASON GLOBAL FUNDS, P.L.C.; NEW ZEALAND SUPERANNUATION FUND; FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST; ILLINOIS STATE BOARD OF INVESTMENT; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; NAV CANADA PENSION PLAN; UTAH STATE RETIREMENT SYSTEMS; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; FLORIDA STATE BOARD OF ADMINISTRATION; CITY OF NEW YORK GROUP TRUST; SCOTIA LATIN AMERICAN FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP 7 EQUITY FUND; ISHARES PUBLIC LIMITED COMPANY; AT&T UNION WELFARE BENEFIT TRUST; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; DTE ENERGY COMPANY AFFILIATES EMPLOYEE BENEFIT PLANS MASTER TRUST; FIDELITY INTERNATIONAL DISCIPLINED EQUITY FUND; THE HONEYWELL INTERNATIONAL INC. MASTER RETIREMENT TRUST; DGAM EMERGING MARKETS EQUITY FUND LP; THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER FUND; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES II PUBLIC LIMITED COMPANY; EMERGING MARKETS INDEX NON-LENDABLE FUND; HSBC BRIC EQUITY FUND; FIDELITY FUNDS - LATIN AMERICA FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; VIRGINIA RETIREMENT SYSTEM; COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY; EDUCATIONAL EMPLOYEES SUPPLEMENTARY RETIREMENT SYSTEM OF FAIRFAX COUNTY; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; FUTURE FUND BOARD OF GUARDIANS; DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS - DELAWARE EMERGING MARKETS FUND; DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; NORTHERN TRUST INVESTMENT FUNDS PLC; ISHARES MSCI BRIC INDEX FUND; THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST; COLLEGE RETIREMENT EQUITIES FUND; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND; MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; BEST INVESTMENT CORPORATION; ISHARES III PUBLIC LIMITED COMPANY; MINISTRY OF STRATEGY AND FINANCE; PICTET - EMERGING MARKETS INDEX; FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGING MARKETS FUND; ACADIAN EMERGING MARKETS EQUITY II

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 9, 2014

FUND, LLC; BELLSOUTH CORPORATION RFA VEBA TRUST; PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS; PYRAMIS SELECT EMERGING MARKETS EQUITY TRUST; PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; SCHWAB EMERGING MARKETS EQUITY ETF; ISHARES MSCI EMERGING MARKETS INDEX FUND; UPS GROUP TRUST; EMERGING MARKETS INDEX NON-LENDABLE FUND B; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; HC CAPITAL TRUST THE COMMODITY RETURNS STRATEGY PORTFOLIO; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; GLOBAL X BRAZIL MID CAP ETF; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; CF DV EMERGING MARKETS STOCK INDEX; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; DB X -TRACKERS MSCI BRAZIL HEDGED EQUITY FUND; GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL EMERGING MARKETS FUND; LAZARD ASSET MANAGEMENT LLC; ING EMERGING MARKETS INDEX PORTFOLIO; VANGUARD FUNDS PUBLIC LIMITED COMPANY; FIDELITY EMERGING MARKETS EQUITY INVESTMENT TRUST; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; COMMONWEALTH SUPERANNUATION CORPORATION; LVIP BLACKROCK EMERGING MARKETS INDEX RPM FUND; FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS EMERGING MARKETS FUND; ACADIAN TAX AWARE EMERGING MARKETS EQUITY FUND,LLC; THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PLAN; THE GENERAL MOTORS CANADIAN RETIREMENT PROGRAM FOR SALARIED EMPLOYEES; ADVANCED SERIES TRUST - AST QMA EMERGING MARKETS EQUITY PORTFOLIO; NZAM EM8 EQUITY PASSIVE FUND; FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND; FIDELITY INSTITUTIONAL FUNDS ICVC - SELECT

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 9, 2014

EMERGING MARKETS EQUITIES FUND; NORGES BANK; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SBC MASTER PENSION TRUST; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; VANGUARD INVESTMENT SERIES, PLC; CREDIT SUISSE PRÓPRIO FUNDO DE INVESTIMENTO MULTIMERCADO; (by Rita de Cássia Serra Negra)].

The above matches the original recorded in the proper book.

____________________________________

Marcella Menezes Fagundes

Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.